

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 10, 2016

Via E-Mail
Kong (Frank) Fan Xi
President, CEO and Director
Heavenstone Corp.
17800 Castleton Street, Suite 300
City of Industry, CA 91748

> **Re: Heavenstone Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 25, 2016**
> **File No. 333-201314**

Dear Mr. Xi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2016 letter.

Business, page 33

Key Alliances, page 37

1. We note your response to comment one in our letter dated February 16, 2016 and disclosure here that the payments "have totaled approximately $400,000". Please revise the disclosure here to clarify whether the parties' obligations under the contract have expired or terminated, or if they are ongoing.

Plan of Operations, page 46

2. We note your response to comment four in our letter dated February 16, 2016. Please revise the disclosures on pages 3, 44, 48 and 51 to make your disclosures throughout your

filing consistent with the disclosure here that to fully fund your operations you need $2.5 million for your Ranch Segment and $50 million for your Resort Segment.

You may contact Tracie Mariner, Staff Accountant at (202) 551-3744 or, in her absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
        Eric Newlan, Esq.